Exhibit 12

FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Income before assessments	$290,698	$262,103	$174,831	$225,753	$365,845
Add: fixed charges (see below)	572,910	613,378	762,420	979,572	1,295,555
Total earnings	$863,608	$875,481	$937,251	$1,205,325	$1,661,400

Fixed charges: (1)
Interest expense	$572,311	$612,723	$761,741	$978,912	$1,294,877
Interest portion of rent expense	599	655	679	660	678
Total fixed charges	$572,910	$613,378	$762,420	$979,572	$1,295,555

Ratio of earnings to fixed charges (2)	1.51	1.43	1.23	1.23	1.28

(1)	Fixed charges consist of interest expense (including amortization related to indebtedness) and one-third (the proportion deemed representative of the interest portion) of rent expense.

(2)	The ratio of earnings to fixed charges has been computed by dividing Total earnings by Total fixed charges.